Exhibit 99.3

OBSIDIAN ENERGY LTD.

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RAYMOND JAMES LTD. and STIFEL NICOLAUS CANADA INC.

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TSX TRUST COMPANY

SUBSCRIPTION RECEIPT AGREEMENT

Providing for the Issue of

Subscription Receipts

Dated November 18, 2021

ARTICLE 5 RIGHTS OF THE CORPORATION AND COVENANTS		17
5.1	Optional Purchases by the Corporation	17
5.2	General Covenants	18
5.3	Subscription Receipt Agent’s Remuneration, Expenses and Indemnification	18
5.4	Performance of Covenants by Subscription Receipt Agent	19
5.5	Accounting	19
5.6	Payments by Subscription Receipt Agent	19
5.7	Regulatory Matters	19

ARTICLE 6 ENFORCEMENT		19
6.1	Suits by Receiptholders	19
6.2	Immunity of Shareholders, etc.	20
6.3	Limitation of Liability	20

ARTICLE 7 MEETINGS OF RECEIPTHOLDERS		20
7.1	Right to Convene Meetings	20
7.2	Notice	20
7.3	Chairman	21
7.4	Quorum	21
7.5	Power to Adjourn	21
7.6	Show of Hands	21
7.7	Poll and Voting	21
7.8	Regulations	22
7.9	Corporation and Subscription Receipt Agent may be Represented	22
7.10	Powers Exercisable by Extraordinary Resolution	22
7.11	Meaning of Extraordinary Resolution	23
7.12	Powers Cumulative	24
7.13	Minutes	24
7.14	Instruments in Writing	25
7.15	Binding Effect of Resolutions	25
7.16	Holdings by Corporation Disregarded	25

ARTICLE 8 SUPPLEMENTAL AGREEMENTS		25
8.1	Provision for Supplemental Agreements for Certain Purposes	25

ARTICLE 9 CONCERNING THE SUBSCRIPTION RECEIPT AGENT		26
9.1	Rights and Duties of Subscription Receipt Agent	26
9.2	Evidence, Experts and Advisers	28
9.3	Documents, Monies, etc. Held by Subscription Receipt Agent	29
9.4	Actions by Subscription Receipt Agent to Protect Interest	29
9.5	Subscription Receipt Agent not Required to Give Security	29
9.6	Protection of Subscription Receipt Agent	29
9.7	Replacement of Subscription Receipt Agent; Successor by Merger	31
9.8	Conflict of Interest	32
9.9	Acceptance of Appointment	32
9.10	Subscription Receipt Agent Not to be Appointed Receiver	32
9.11	Anti-Money Laundering and Anti-Terrorist Legislation	32
9.12	Privacy Laws	32
9.13	Force Majeure	33

ii

ARTICLE 10 GENERAL		33
10.1	Notice to the Corporation, Subscription Receipt Agent and Agents	33
10.2	Notice to Receiptholders	34
10.3	Ownership and Transfer of Subscription Receipts	35
10.4	Evidence of Ownership	35
10.5	Satisfaction and Discharge of Agreement	35
10.6	Provisions of Agreement and Subscription Receipts for the Sole Benefit of Parties and Receiptholders	36
10.7	Subscription Receipts Owned by the Corporation or its Subsidiaries—Certificate to be Provided	36
10.8	Effect of Execution	36
10.9	Time of Essence	36
10.10	Counterparts	36
10.11	Third Party Interests	37

Schedules

Schedule “A”	Form of Subscription Receipts
Schedule “B”	Irrevocable Direction
Schedule “C”	Notice
Schedule “D”	Approved Banks

iii

SUBSCRIPTION RECEIPT AGREEMENT

THIS SUBSCRIPTION RECEIPT AGREEMENT made as of the 18th day of November, 2021.

AMONG:

OBSIDIAN ENERGY LTD., a corporation organized pursuant to the laws of the Province of Alberta (hereinafter referred to as the “Corporation” or “Obsidian Energy”)

AND

RAYMOND JAMES LTD. (hereinafter referred to as “Raymond James”)

AND

STIFEL NICOLAUS CANADA INC. (hereinafter referred to as “Stifel”)

(Raymond James and Stifel are hereinafter together referred to as the “Agents”)

AND

TSX TRUST COMPANY, a trust company incorporated under the federal laws of Canada having an office in the City of Calgary, in the Province of Alberta (hereinafter referred to as the “Subscription Receipt Agent”)

WHEREAS the Corporation is proposing to issue and sell Subscription Receipts (as defined herein) representing the right to receive Common Shares (as defined herein);

AND WHEREAS the Corporation and the Agents have agreed that:

(a)	the Proceeds (as defined herein) are to be delivered to and held by the Subscription Receipt Agent and invested on behalf of the holders of Subscription Receipts in the manner set forth herein;

(b)

upon the satisfaction of the Escrow Release Conditions (as defined herein) and delivery of the Notice (as defined herein) to the Subscription Receipt Agent on or before the Termination Time (as defined herein): (i) each holder of Subscription Receipts shall be and shall be deemed to be issued, without payment of additional consideration or further action on the part of the holder thereof, one Common Share for each Subscription Receipt held; (ii) the Escrowed Funds (as defined herein) less the Balance of the Agents’ Fee (as defined herein) and any Earned Interest thereon shall be released to the Corporation or as the Corporation may direct in writing; and (iii) the Balance of the Agents’ Fee and any Earned Interest thereon shall be released and paid to the Agents; and

(c)

If: (i) the Escrow Release Conditions are not satisfied and the Notice is not delivered to the Subscription Receipt Agent by the Termination Time; (ii) Obsidian Energy has advised the Agents and the Subscription Receipt Agent or announced to the public that Obsidian Energy does not intend to proceed with the Acquisition (as defined herein); or (iii) the Acquisition Agreement (as defined herein) has been terminated in accordance with its terms (each, a “Termination Event”), holders of Subscription Receipts shall be entitled to receive from the Subscription Receipt Agent an amount equal to the Subscription Price for each Subscription Receipt and their pro rata entitlement to the Earned Interest accrued on such amount, less applicable withholding taxes;

AND WHEREAS all things necessary have been done and performed to make the Subscription Receipts, when certified by the Subscription Receipt Agent and issued as provided in this Agreement, legal, valid and binding obligations of the Corporation with the benefits of and subject to the terms of this Agreement;

AND WHEREAS the foregoing recitals are made by the Corporation and the Agents, as the context provides, and not by the Subscription Receipt Agent;

NOW THEREFORE THIS AGREEMENT WITNESSES that for good and valuable consideration mutually given and received, the receipt and sufficiency of which is hereby acknowledged, it is hereby agreed and declared as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement and the recitals, unless there is something in the subject matter or context inconsistent therewith or unless otherwise expressly provided, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

(a)	“Acquisition” means the proposed acquisition by PROP 45 of a 45% interest in the Peace River Oil Partnership pursuant to the Acquisition Agreement;

(b)	“Acquisition Agreement” means the acquisition agreement between PROP 45, an Alberta partnership that is directly and indirectly wholly-owned by Obsidian Energy, and the Vendor dated November 2, 2021;

(c)

“Acquisition Date” means the date upon which the Escrow Release Conditions have been satisfied and the Notice has been delivered, and “Acquisition Time” means the time on the Acquisition Date when the Escrow Release Conditions have been satisfied and the Notice has been delivered;

(d)	“Accredited Investors” has the meaning given to such term in Section 2.10;

(e)	“Agency Agreement” means the agreement dated effective November 12, 2021 between the Corporation and the Agents in respect of the Offering;

(f)	“Agents” means together, Raymond James and Stifel;

(g)

“Agents’ Fee” means a fee equal to $0.264 per Subscription Receipt sold under the Offering, subject to a reduced fee of $0.088 in respect of the 340,909 Subscription Receipts sold to certain presidents list subscribers;

(h)	“Agreement” means this agreement, as amended, supplemented or otherwise modified from time to time in accordance with the provisions hereof;

(i)	“Approved Bank” has the meaning given to such term in Section 4.1(a);

(j)	“Balance of the Agents’ Fee” means the remaining fifty percent (50%) of the Agents’ Fee, payable on the Acquisition Date in accordance with the Agency Agreement;

(k)	“Business Day” means a day which is not Saturday or Sunday or a holiday in Calgary, Alberta or Toronto, Ontario;

(l)	“CDS” means CDS Clearing and Depository Services Inc. and its successors in interest;

(m)	“Common Shares” means the common shares in the capital of the Corporation;

(n)	“Corporation” or “Obsidian Energy” means Obsidian Energy Ltd.;

(o)	“Counsel” means a barrister or solicitor or a firm of barristers or solicitors, who may be counsel for the Corporation, acceptable to the Subscription Receipt Agent, acting reasonably;

(p)

“Current Market Price” means the volume weighted average trading price of the Common Shares for the five consecutive trading days ending on the last trading day preceding the date of determination on the Toronto Stock Exchange (or, if the Common Shares are not listed thereon, on such stock exchange on which the Common Shares are listed or if the Common Shares are not listed on any stock exchange, then on the over-the-counter market). The weighted average price shall be determined by dividing the aggregate sale price of all Common Shares sold on the said exchange or market, as the case may be, during the said 5 consecutive trading days by the total number of Common Shares so sold;

(q)	“Designated Offices” means the principal offices of the Subscription Receipt Agent from time to time in the cities of Calgary and Toronto;

(r)

“Earned Interest” means the interest actually earned on the investment of the Escrowed Funds at an annual rate which is equal to 2.40% less than the prime rate of interest announced from time to time by the Toronto Dominion Bank (it being understood that no negative interest will be charged), between the date hereof and the earlier to occur of the Acquisition Date and the Termination Date;

(s)	“Escrow Account” has the meaning given to such term in Section 2.1(a);

(t)

“Escrow Release Conditions” means all conditions, undertakings and other matters to be satisfied, completed or otherwise met prior to the completion of the Acquisition (in accordance with the Acquisition Agreement and without waiver or material amendment of the terms and conditions thereof, in whole or in part, by any of the parties thereto unless the consent of the Agents is given for such waiver or amendment, such consent not to be unreasonably withheld or delayed) have been satisfied, completed or otherwise met, but for the payment of the Purchase Price, which is to be financed in part by the release of the Escrowed Funds pursuant to this Agreement, and the Corporation shall have delivered to the Agents a certificate confirming the same;

(u)	“Escrowed Funds” means the Proceeds and the Earned Interest;

(v)	“Indemnified Party” has the meaning given to such term in Section 9.6(g);

(w)

“Issue Date” means the date upon which the Notice and press release contemplated by Section 3.1 have been delivered or issued, or the Termination Date if the Acquisition closes on that day, as the case may be;

(x)	“Issue Time” means the Acquisition Time;

(y)	“Notice” has the meaning given to such term in Section 3.1;

(z)

“Offering” means the offering of the Subscription Receipts pursuant to the Prospectus and the final U.S. placement memorandum prepared for use in connection with the offer and sale of the Subscription Receipts;

(aa)	“Option Receipts” mean the Subscription Receipts which may be offered for sale by the Agents pursuant to the exercise of the Over-Allotment Option;

(bb)	“Original Purchasers” has the meaning given to such term in Section 2.18(a);

(cc)

“Over-Allotment Option” means the option granted to the Agents to offer for sale an additional 767,045 Subscription Receipts (or Common Shares if the Acquisition has been completed) on the same terms and conditions as the Offering, exercisable in whole or in part, at any time and from time to time, until the earlier of: (i) thirty (30) days following closing of the Offering; and (ii) the Termination Time, to cover over-allotments, if any, and for market stabilization purposes;

(dd)

“Over-Allotment Proceeds” means the portion of the Proceeds that is equal to the product of the Subscription Price and the number of Option Receipts, if any, issued pursuant to the exercise of the Over-Allotment Option by the Agents prior to the Acquisition Time;

(ee)	“Participant” means a Person recognized by CDS as a participant in the non-certificated inventory system administered by CDS;

(ff)

“Person” includes an individual, corporation, company, partnership, joint venture, association, trust, trustee, unincorporated organization or government or any agency or political subdivision thereof;

(gg)	“Proceeds” means the aggregate gross proceeds of the Offering less half of the Agents’ Fee;

(hh)	“PROP 45” means PROP Energy 45 Limited Partnership, an Alberta partnership that is directly and indirectly wholly-owned by Obsidian Energy;

(ii)

“Prospectus” means the (final) short form prospectus of the Corporation dated November 12, 2021 relating to the distribution in each of the Provinces of Canada, except Québec, of the Subscription Receipts and, unless the context otherwise requires, includes all documents incorporated therein by reference and any amendments thereto;

(jj)	“Purchase Price” means the purchase price payable pursuant to the Acquisition Agreement;

(kk)	“Qualified Institutional Buyer” means a “qualified institutional buyer” as defined in Rule 144A under the U.S. Securities Act;

(ll)

“Qualified Institutional Buyer Letter” means a Qualified Institutional Buyer Letter in the form attached as Exhibit B to the U.S. private placement memorandum, dated November 12, 2021, prepared in connection with the original offer and sale of the Subscription Receipts;

(mm)	“Raymond James” means Raymond James Ltd.;

(nn)	“Receiptholders” or “holders” means the registered holders from time to time of Subscription Receipts;

(oo)

“Receiptholders’ Request” means an instrument signed in one or more counterparts by Receiptholders entitled to acquire in the aggregate not less than twenty-five percent (25%) of the then outstanding Subscription Receipts, requesting the Subscription Receipt Agent to take some action or proceeding specified therein;

(pp)	“Regulation S” means Regulation S under the U.S. Securities Act;

(qq)	“Released Amount” has the meaning given to such term in Subsection 3.2(a);

(rr)	“Shareholders” means the registered holders from time to time of Common Shares;

(ss)	“Stifel” means Stifel Nicolaus Canada Inc.;

(tt)	“Subscription Price” means $4.40 per Subscription Receipt;

(uu)	“Subscription Receipt Agent” means TSX Trust Company or its successors from time to time under this Agreement, in its capacity as subscription receipt agent;

(vv)	“Subscription Receipt Certificate” means a certificate evidencing Subscription Receipts in the form attached as Schedule “A” hereto;

(ww)	“Subscription Receipts” means the subscription receipts issued hereunder and from time to time outstanding, each Subscription Receipt evidencing the rights set out in Subsection 2.2(a);

(xx)	“Termination Date” means the date on which a Termination Event occurs;

(yy)	“Termination Event” has the meaning ascribed thereto in the recitals;

(zz)	“Termination Time” means 5:00 p.m. (Calgary time) on December 31, 2021;

(aaa)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder; and

(bbb)	“Vendor” means the vendor of the 45% interest in the Peace River Oil Partnership under the Acquisition Agreement.

1.2	Headings

The headings, the table of contents and the division of this Agreement into Articles and Sections are for convenience of reference only and shall not affect the interpretation of this Agreement.

1.3	References

Unless otherwise specified in this Agreement:

(a)	references to Articles, Sections, and Schedules are to Articles, Sections, and Schedules in this Agreement; and

(b)	“hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions, without reference to a particular provision, refer to this Agreement.

1.4	Certain Rules of Interpretation

Unless otherwise specified in this Agreement:

(a)	the singular includes the plural and vice versa; and

(b)	references to any gender shall include references to all genders.

1.5	Day Not a Business Day

In the event that any day on or before which any action is required to be taken hereunder is not a Business Day, then such action shall be required to be taken at or before the requisite time on the next succeeding day that is a Business Day.

1.6	Applicable Law

This Agreement and the Subscription Receipts shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

1.7	Conflict

In the event of a conflict or inconsistency between a provision in the body of this Agreement and in any Subscription Receipt Certificate issued hereunder, the provision in the body of this Agreement shall prevail to the extent of the inconsistency.

1.8	Currency

All dollars amounts expressed in this Agreement and in the Subscription Receipts are in lawful money of Canada and all payments required to be made hereunder or thereunder shall be made in Canadian dollars.

1.9	Severability

Each of the provisions in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any of the other provisions hereof.

ARTICLE 2

ISSUE OF SUBSCRIPTION RECEIPTS

2.1	Payment Acknowledgement

(a)

If Proceeds are deposited with the Subscription Receipt Agent in accordance with Section 2.3(a), the Subscription Receipt Agent shall, in writing with a separate receipt, acknowledge receipt from the Agents of such funds and shall confirm that such funds have been deposited in a segregated account in the name of the Corporation designated as “Obsidian Energy Ltd. – Subscription Receipts” (the “Escrow Account”) or as otherwise jointly directed in writing by the Corporation and the Agents and the Subscription Receipt Agent shall retain such amount in accordance with the terms of this Agreement pending payment of such amount in accordance with the terms of this Agreement.

(b)

In the event that the Agents exercise the Over-Allotment Option, in whole or in part, prior to the Acquisition Time, the Subscription Receipt Agent shall confirm, in writing, with a separate receipt, the receipt of the Over-Allotment Proceeds to the Corporation and Raymond James, on behalf of the Agents, and hereby agrees to deposit and retain such funds in accordance with the provisions of Section 2.1(a) hereof.

2.2	Terms and Issue of Subscription Receipts

(a)	Each Subscription Receipt shall evidence the right of each holder to receive, without payment of additional consideration or further action on part of the holder:

(i)

upon the satisfaction of the Escrow Release Conditions and delivery of the Notice to Subscription Receipt Agent on or before the Termination Time, one Common Share for each Subscription Receipt held; or

(ii)

if a Termination Event occurs, holders of Subscription Receipts shall be entitled to receive from the Subscription Receipt Agent an amount equal to the Subscription Price attributable to the Subscription Receipts and their pro rata entitlement to the Earned Interest accrued on such amount, less applicable withholding taxes.

(b)	A maximum of 5,880,681 Subscription Receipts are hereby created and authorized to be issued.

(c)

Subscription Receipts may be issued in both certificated and uncertificated form. Certificates representing the Subscription Receipts shall be substantially in the form attached hereto as Schedule “A”, shall bear such distinguishing letters and numbers as the Corporation, with the approval of the Subscription Receipt Agent may prescribe and shall be issuable in any whole number denominations. Uncertificated Subscription Receipts shall be issued in electronic form and held under a CUSIP/ISIN number.

(d)

The Subscription Receipt Agent is hereby directed, immediately following the execution and delivery of this Agreement, to deliver to the Agents, or deposit at the direction of the Corporation, 5,586,998 Subscription Receipts registered in the name of “CDS & Co” NCI Account bearing CUSIP/ISIN: 674482112/CA6744821126, 100 Adelaide Street West, Toronto, ON, M5H 1S3.

2.3	Escrowed Funds to be Placed in Escrow

(a)

Upon any issuance of Subscription Receipts, the Proceeds in respect thereof shall be delivered by Raymond James, on behalf of the Agents, to the Subscription Receipt Agent by electronic transfer of funds into the Escrow Account to be held pursuant to the terms hereof.

(b)	The Subscription Receipt Agent hereby agrees to hold the Escrowed Funds as agent on behalf of the Receiptholders and the Corporation and to invest, disburse and deal with the same as provided herein.

2.4	Fractional Subscription Receipts

No fractional Subscription Receipts shall be issued or otherwise provided for hereunder and any fractions shall be rounded down to the nearest whole number.

2.5	Register for Subscription Receipts

The Corporation hereby appoints the Subscription Receipt Agent as registrar of the Subscription Receipts, and the Corporation shall cause to be kept by the Subscription Receipt Agent at the Designated Offices, a securities register in which shall be entered the names and addresses of holders of Subscription Receipts and the other particulars, prescribed by law, of the Subscription Receipts held by them. The Corporation shall also cause to be kept by the Subscription Receipt Agent at the Designated Offices the register of transfers, and may also cause to be kept by the Subscription Receipt Agent, branch registers of transfers in which shall be recorded the particulars of the transfers of Subscription Receipts registered in that branch register of transfers.

2.6	Registers Open for Inspection

The registers referred to in Section 2.5 to shall be open at all reasonable times during regular business hours of the Subscription Receipt Agent on a Business Day for inspection by the Corporation, the Subscription Receipt Agent or any Receiptholder. The Subscription Receipt Agent shall, from time to time when requested to do so by the Corporation, furnish the Corporation with a list of the names and addresses of Receiptholders entered in the registers kept by the Subscription Receipt Agent and showing the number of Subscription Receipts held by each such holder.

2.7	Receiptholder not a Shareholder

Nothing in this Agreement or in the holding of a Subscription Receipt evidenced by a Subscription Receipt Certificate or otherwise, shall confer or be construed as conferring upon a Receiptholder any right or interest whatsoever as a Shareholder, including, but not limited to, the right to vote at, to receive notice of, or to attend meetings of Shareholders, or the right to receive dividends or any continuous disclosure materials of the Corporation. Receiptholders are entitled to exercise the rights expressly provided for in the Subscription Receipts and this Agreement on the terms and conditions set forth herein.

2.8	Subscription Receipts to Rank Pari Passu

All Subscription Receipts shall rank pari passu, whatever may be the actual date of issue of same.

2.9	Non-Certificated Deposit

(a)

Subject to the provisions hereof, including but not limited to Section 2.10, the Subscription Receipts will be issued and registered in the name of CDS or its nominee, the deposit of which shall be confirmed electronically by the Subscription Receipt Agent to CDS.

(b)

If the Corporation issues Subscription Receipts in a non-certificated format, beneficial owners of such Subscription Receipts registered and deposited with CDS shall not, unless otherwise requested in accordance with Section 2.9(i), receive Subscription Receipt Certificates in definitive form and shall not be considered owners or holders thereof under this Agreement or any supplemental agreement. Beneficial interests in the Subscription Receipts registered and deposited with CDS will be represented only through the non-certificated inventory system administered by CDS. Transfers of Subscription Receipts registered and deposited with CDS between Participants shall occur in accordance with the rules and procedures of CDS. Neither the Corporation, the Agents nor the Subscription Receipt Agent shall have any responsibility or liability for any aspects of the records relating to or payments made by CDS, or its nominee, on account of the beneficial interests in the Subscription Receipts registered and deposited with CDS. Nothing herein shall prevent the beneficial owners of the Subscription Receipts from voting such Subscription Receipts registered and deposited with CDS using duly executed proxies.

(c)

All references herein to actions by, notices given or payments made to Receiptholders shall, where Subscription Receipts are held through CDS, refer to actions taken by, or notices given or payments made to, CDS upon instruction from the Participants in accordance with its rules and procedures. For the purposes of any provision hereof requiring or permitting actions with the consent of or at the direction of Receiptholders evidencing a specified percentage of the aggregate Subscription Receipts outstanding, such direction or consent may be given by beneficial owners of Subscription Receipts acting through CDS and the Participants owning Subscription Receipts evidencing the requisite percentage of the Subscription Receipts. The rights of a beneficial owner whose Subscription Receipts are held through CDS shall be exercised only through CDS and the Participants and shall be limited to those established by law and agreements between such holders and CDS and the Participants upon instructions from the Participants. Each of the Subscription Receipt Agent and the Corporation may deal with CDS for all purposes (including the making of payments) as the authorized representative of the respective Receiptholders and such dealing with CDS shall constitute satisfaction or performance, as applicable, of their respective obligations hereunder.

(d)

For so long as Subscription Receipts are held through CDS, if any notice or other communication is required to be given to Receiptholders who hold Subscription Receipts, the Subscription Receipt Agent will give such notices and communications to CDS.

(e)

If CDS resigns or is removed from its responsibility as depository and the Subscription Receipt Agent is unable or does not wish to locate a qualified successor, CDS shall surrender the Subscription Receipts to the Subscription Receipt Agent with instructions for registration of Subscription Receipts in the name and in the amount specified by CDS and the Corporation shall issue and the Subscription Receipt Agent shall certify and deliver the aggregate number of Subscription Receipts then outstanding in the form of definitive Subscription Receipt Certificates representing such Subscription Receipts.

(f)

The rights of beneficial owners of Subscription Receipts who hold securities entitlements in respect of the Subscription Receipts through the non-certificated inventory system administered by CDS shall be limited to those established by applicable law and agreements between CDS and the Participants and between such Participants and the beneficial owners of Subscription Receipts who hold securities entitlements in respect of the Subscription Receipts through the non-certificated inventory system administered by CDS, and such rights must be exercised through a Participant in accordance with the rules and procedures of CDS.

(g)	Notwithstanding anything herein to the contrary, none of the Corporation, the Agents nor the Subscription Receipt Agent nor any agent thereof shall have any responsibility or liability for:

(i)

the electronic records maintained by the CDS relating to any ownership interests or any other interests in the Subscription Receipts or the depository system maintained by CDS, or payments made on account of any ownership interest or any other interest of any person in any Subscription Receipt represented by an electronic position in the non-certificated inventory system administered by CDS (other than CDS or its nominee);

(ii)	maintaining, supervising or reviewing any records of CDS or any Participant relating to any such interest; or

(iii)

any advice or representation made or given by CDS or those contained herein that relate to the rules and regulations of CDS or any action to be taken by CDS on its own direction or at the direction of any Participant.

(h)

The Corporation may terminate the application of this Section 2.9 in its sole discretion in which case all Subscription Receipts shall be evidenced by Subscription Receipt Certificates registered in the name of a Person other than CDS.

(i)

Notwithstanding the foregoing, upon request of the beneficial owner of Subscription Receipts, through CDS, the Subscription Receipt Agent shall issue a Subscription Receipt Certificate in respect of the interest of such beneficial owner, in which case the uncertificated Subscription Receipt representing such Subscription Receipts shall be reduced accordingly and such Subscription Receipts shall be duly registered as directed by CDS. Subscription Receipts held by CDS as booked based only securities may be transferred and definitive certificate(s) may be issued to beneficial owners of the Subscription Receipts if requested, in writing, by beneficial owners of the Subscription Receipts through CDS through whom the beneficial interest in the Subscription Receipts are held at the time of the request and in accordance with the agreements and policies between CDS and the Participants.

2.10	U.S. Securities Law

The Subscription Receipts and the Common Shares issuable pursuant thereto, have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States. Notwithstanding anything to the contrary contained herein, all Subscription Receipts originally sold pursuant to the exemption from the registration requirements of the U.S. Securities Act provided by Rule 506(b) of Regulation D to purchasers who did not complete, execute and deliver a Qualified Institutional Buyer Letter in connection with such purchase, shall be represented by definitive certificates registered in the names of the purchasers thereof or their nominees. All certificates representing such Subscription Receipts and all certificates representing Common Shares issued to the holders thereof upon conversion of the Subscription Receipts, and all certificates issued in exchange for or in substitution of such certificates, will bear the following legend upon the original issuance of the applicable securities and until the legend is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING THESE SECURITIES, AGREES FOR THE BENEFIT OF OBSIDIAN ENERGY LTD. (THE “CORPORATION”) THAT THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) IN ACCORDANCE WITH (1) RULE 144A UNDER THE SECURITIES ACT, IF AVAILABLE, OR (2) RULE 144 UNDER THE SECURITIES ACT, IF AVAILABLE, AND IN EACH CASE IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C)(2) OR (D) ABOVE, A LEGAL OPINION OR OTHER EVIDENCE, IN EITHER CASE REASONABLY SATISFACTORY TO THE CORPORATION, MUST FIRST BE PROVIDED. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON CANADIAN STOCK EXCHANGES.”

2.11	Signing of Subscription Receipt Certificates

Subscription Receipt Certificates, if issued, shall be signed by an officer of the Corporation. The signature of such officer may be mechanically reproduced in facsimile and Subscription Receipt Certificates bearing such facsimile signature shall, subject to Section 2.12, be binding upon the Corporation as if they had been manually signed by such officer. Notwithstanding that the person whose manual or facsimile signature appears on any Subscription Receipt Certificate as such officer may no longer hold such position at the date of such Subscription Receipt Certificate or at the date of certification or delivery thereof, any Subscription Receipt Certificate signed as aforesaid shall, subject to Section 2.12, be valid and binding upon the Corporation and the holder thereof shall be entitled to the benefits of this Agreement.

2.12	Certification by the Subscription Receipt Agent

(a)	No Subscription Receipt shall be issued or, if issued, shall be valid for any purpose or entitle the Receiptholder to the benefit hereof until:

(i)	in the case of a Subscription Receipt in non-certificated form, the deposit by the Subscription Receipt Agent in accordance with Section 2.9;

(ii)

in the case of a Subscription Receipt in certificated form, the Subscription Receipt Certificate has been certified by manual signature by or on behalf of the Subscription Receipt Agent, and such certification by the Subscription Receipt Agent upon any Subscription Receipt Certificate shall be conclusive evidence as against the Corporation that the Subscription Receipt Certificate so certified has been duly issued hereunder and that the holder is entitled to the benefits hereof.

(b)

The certification of the Subscription Receipt Agent of a Subscription Receipt issued hereunder shall not be construed as a representation or warranty by the Subscription Receipt Agent as to the validity of this Agreement or the Subscription Receipt Certificates (except the due certification thereof) or as to the performance by the Corporation of its obligations under this Agreement and the Subscription Receipt Agent shall in no respect be liable or answerable for the use made of the Subscription Receipt Certificates or any of them or of the consideration therefor except as otherwise specified herein. The certification by or on behalf of the Subscription Receipt Agent on Subscription Receipt Certificates shall only constitute a representation and warranty by the Subscription Receipt Agent that the said Subscription Receipt Certificates have been duly certified by or on behalf of the Subscription Receipt Agent pursuant to the provisions of this Agreement.

2.13	Issue in Substitution for Subscription Receipt Certificates Lost, etc.

(a)

In case any Subscription Receipt Certificate issued pursuant to this Agreement shall become mutilated or be lost, destroyed or stolen, the Corporation, subject to applicable law and compliance with paragraph (b) below, shall issue and thereupon the Subscription Receipt Agent shall certify and deliver, a new Subscription Receipt Certificate of like tenor as the one mutilated, lost, destroyed or stolen in exchange for and in place of and upon cancellation of such mutilated Subscription Receipt Certificate, or in lieu of and in substitution for such lost, destroyed or stolen Subscription Receipt Certificate, and the substituted Subscription Receipt Certificate shall be in a form approved by the Subscription Receipt Agent and shall be entitled to the benefits hereof and shall rank equally in accordance with its terms with all other Subscription Receipt Certificates issued or to be issued hereunder.

(b)

The applicant for the issue of a new Subscription Receipt Certificate pursuant to this Section 2.13 shall bear the cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to the Corporation and to the Subscription Receipt Agent such evidence of ownership and of the loss, destruction or theft of the Subscription Receipt Certificate so lost, destroyed or stolen as shall be satisfactory to the Corporation and to the Subscription Receipt Agent in their sole discretion, and such applicant shall also be required to furnish an indemnity and surety bond or other security in amount and form satisfactory to the Corporation and the Subscription Receipt Agent in their sole discretion and shall pay the reasonable charges of the Corporation and the Subscription Receipt Agent in connection therewith.

2.14	Exchange of Subscription Receipt Certificates

(a)

Subscription Receipt Certificates may, upon compliance with the reasonable requirements of the Subscription Receipt Agent, be exchanged for another Subscription Receipt Certificate or Subscription Receipt Certificates entitling the Receiptholder thereof to, in the aggregate, the same number of Subscription Receipts as represented by the Subscription Receipt Certificates so exchanged.

(b)	Subscription Receipt Certificates may be surrendered for exchange only at the Designated Offices during regular business hours of the Subscription Receipt Agent.

2.15	Charges for Exchange

Except as otherwise herein provided, the Subscription Receipt Agent may charge to the holder requesting an exchange a reasonable sum for each new Subscription Receipt Certificate issued in exchange for Subscription Receipt Certificate(s). Payment of such charges and reimbursement of the Subscription Receipt Agent or the Corporation for any and all stamp taxes or governmental or other charges required to be paid shall be made by such holder as a condition precedent to such exchange.

2.16	Transfer and Ownership of Subscription Receipts

(a)

There are no restrictions on the transfer of the Subscription Receipts. However, Subscription Receipts may only be transferred on the register kept at one of the Designated Offices by the Receiptholder or his legal representatives or his attorney duly appointed by an instrument in writing. Upon surrender for registration of transfer of Subscription Receipts at one of the Designated Offices and upon compliance with Section 2.16, the Corporation shall issue and thereupon the Subscription Receipt Agent shall certify and deliver a new Subscription Receipt Certificate of like tenor in the name of the designated transferee. If less than all the Subscription Receipts evidenced by the Subscription Receipt Certificate(s) so surrendered are transferred, the transferor shall be entitled to receive, in the same manner, a new Subscription Receipt Certificate registered in his name evidencing the Subscription Receipts not transferred. However, notwithstanding the foregoing, Subscription Receipts shall only be transferred upon:

(i)

payment to the Subscription Receipt Agent of a reasonable sum for each new Subscription Receipt Certificate issued upon such transfer, and reimbursement of the Subscription Receipt Agent or the Corporation for any and all stamp taxes or governmental or other charges required to be paid in respect of such transfer; and

(ii)	the satisfaction of such reasonable requirements as the Subscription Receipt Agent may prescribe,

and all such transfers shall be duly noted in such register by the Subscription Receipt Agent.

(b)

The Corporation and the Subscription Receipt Agent shall deem and treat the registered owner of any Subscription Receipt as the beneficial owner thereof for all purposes and neither the Corporation nor the Subscription Receipt Agent shall be affected by any notice to the contrary.

(c)

The transfer register in respect of Subscription Receipts shall be closed at the Designated Offices at 5:00 p.m. (Calgary time), on the earlier to occur of the Acquisition Date and the Termination Date (subject to settlement). Trades setting after the Acquisition Date shall be completed by the delivery of Common Shares.

(d)

Subject to the provisions of this Agreement and applicable law, a Receiptholder shall be entitled to the rights and privileges attaching to the Subscription Receipts. Either the issue and delivery of Common Shares, less applicable withholding taxes as provided in Section 3.3, or the payment of the Subscription Price and the holder’s pro rata entitlement of Earned Interest, less applicable withholding taxes, as provided in Section 3.5, all in accordance with the terms and conditions herein contained, shall discharge all responsibilities of the Corporation and the Subscription Receipt Agent with respect to such Subscription Receipts and neither the Corporation nor the Subscription Receipt Agent shall be bound to inquire into the title of a Receiptholder or a transferee of Subscription Receipts who surrenders a Subscription Receipt Certificate.

2.17	Listing of Subscription Receipts

The Corporation confirms that application has been made for the Subscription Receipts to be listed for trading on the Toronto Stock Exchange and that the conditional approval of such stock exchange for the listing of the Subscription Receipts, and the Common Shares issuable in satisfaction of the Subscription Receipts, has been obtained. The Corporation shall use its reasonable efforts to satisfy all of the conditions of such conditional approval as may be required for the purpose of securing such listing.

2.18	Right of Rescission

(a)

If the Prospectus (including the documents incorporated by reference therein) together with any amendment thereto, contains a misrepresentation (as such term is defined in the Securities Act (Alberta)) and it was a misrepresentation on the date hereof, or is not delivered to purchasers of Subscription Receipts, such purchasers who were the original purchasers of the Subscription Receipts (the “Original Purchasers”) shall have a right of action against the Corporation for rescission to receive the Subscription Price exercisable on notice given to the Corporation not more than 180 days subsequent to the date hereof. The right of action for rescission is only available to an Original Purchaser either while he or she is a holder of the Subscription Receipts purchased or while he or she is a holder of the Common Shares issuable upon surrender of such Subscription Receipts.

(b)	In no event shall the Corporation be liable under this Section 2.18 if the Original Purchaser purchased the Subscription Receipts with knowledge of the misrepresentation.

2.19	Reliance by Subscription Receipt Agent

The Subscription Receipt Agent shall have no obligation to ensure or verify compliance with any applicable laws or regulatory requirements on the issue, conversion or transfer of any Subscription Receipts or any Common Shares issuable upon the exercise thereof provided such issue, conversion or transfer, as the case may be, is effected in accordance with the terms of this Agreement. The Subscription Receipt Agent may assume for the purposes of this Agreement that any address on the register is the holder’s actual address and is also determinative as to residency and that the address of any transferee to whom any Subscription Receipts or Common Shares, as applicable, are to be registered, as shown on the transfer document, is the transferee’s residency. The Subscription Receipt Agent shall have no obligation to ensure that the legends appearing on the Subscription Receipt Certificates or Common Shares, as applicable, comply with regulatory requirements or securities laws of any applicable jurisdiction.

ARTICLE 3

SATISFACTION OF ISSUANCE RIGHT

OR TERMINATION PAYMENT RIGHT

3.1	Notice of the Acquisition

Upon the satisfaction of the Escrow Release Conditions on or before the Termination Time, the Corporation: (a) shall cause a notice executed by the Corporation and acknowledged by the Agents, substantially in the form attached as Schedule “C” hereto (the “Notice”) to be delivered to the Subscription Receipt Agent; (b) shall concurrently deliver a direction to the Subscription Receipt Agent, substantially in the form attached as Schedule “B” hereto, executed by the Corporation and the Agents to issue and deliver the Common Shares issuable pursuant to the Subscription Receipts and make the payments as provided for herein; and (c) shall, after the Acquisition Time, issue a press release setting out the Acquisition Date and that the Common Shares will be issued effective as at the Issue Time.

3.2	Release of Funds on the Acquisition Date

(a)

Upon the receipt of the Notice, the Corporation shall be entitled, upon providing the Subscription Receipt Agent one Business Days’ prior notice, to receive from the Subscription Receipt Agent the Escrowed Funds, less the amounts set forth in section 3.2(b) (the “Released Amount”). The Subscription Receipt Agent shall deliver the Released Amount to the Corporation, or to such other party as the Corporation directs in writing, as soon as reasonably practicable after the delivery of the Notice referred to in Section 3.1 and in any event not later than the Issue Time.

(b)

The Subscription Receipt Agent shall pay or cause to be paid to Raymond James on behalf of the Agents, in accordance with the Agency Agreement, the Balance of the Agents’ Fee plus Earned Interest thereon, forthwith upon delivery of the documents set forth in Section 3.1 and in any event not later than the Issue Time. This amount to be paid to Raymond James on behalf of the Agents shall be satisfied by the Earned Interest. If the Earned Interest is not sufficient to satisfy this payment, the Subscription Receipt Agent shall satisfy the difference from the Escrowed Funds.

3.3	Issue of Common Shares and Payments thereon

(a)

Upon the satisfaction of the Escrow Release Conditions and delivery of the Notice to the Subscription Receipt Agent on or before the Termination Time, the Common Shares shall be and shall be deemed to be issued to the Receiptholders in accordance with the right of such holder as described in Section 2.2(a) hereof (which right shall be and shall be deemed to be exercised upon the occurrence of the Acquisition Time) and such Common Shares shall be deemed to be issued pursuant to the Corporation’s constating documents at the Issue Time, notwithstanding that a customer confirmation therefor may not yet have been issued, and the Persons to whom such Common Shares are to be issued in accordance with the provisions of this Agreement shall be deemed to have become the holders of record of such Common Shares at the Issue Time.

(b)

Upon the satisfaction of the Escrow Release Conditions and delivery of the Notice to the Subscription Receipt Agent on or before the Termination Time, the holder shall be entitled from and after the Issue Time, but shall receive no earlier than on the second Business Day following the Acquisition Date, a customer confirmation representing the applicable number of Common Shares issuable pursuant to such holder’s Subscription Receipts.

(c)

Upon the issuance or deemed issuance of the Common Shares pursuant to the Subscription Receipts, the Corporation shall direct CDS to cause to be entered and issued, as the case may be, to the person or persons in whose name or names such Common Shares have been issued, a customer confirmation.

(d)

If any of the Common Shares are to be issued to a person or persons other than the Receiptholder, the Receiptholder shall comply with such reasonable requirements as the Corporation may prescribe and pay to the Corporation or the Subscription Receipt Agent on behalf of the Corporation, all applicable transfer or similar taxes or fees and the Corporation shall not be required to issue or deliver certificates evidencing the Common Shares unless such Receiptholder shall have paid the amount of such tax or fee or shall have established to the satisfaction of the Corporation that such fee or tax has been paid or that no fee or tax is due.

(e)	Effective immediately after the Common Shares have been deemed to be issued as contemplated in Section 3.3(a), the Subscription Receipts relating thereto shall be void and of no value or effect.

3.4	Fractions

Notwithstanding anything herein contained, the Corporation shall not be required, upon the exercise or deemed exercise of the Subscription Receipts to issue fractions of Common Shares and any fractions shall be rounded down to the nearest whole number.

3.5	Payment on Termination

(a)	If a Termination Event occurs, the Corporation shall forthwith notify the Subscription Receipt Agent thereof in writing and shall issue a press release setting forth the Termination Date.

(b)

If a Termination Event occurs, the subscription evidenced by each Subscription Receipt shall be automatically terminated and cancelled and each such Receiptholder (or a transferee thereof if all applicable transfer requirements, other than registration, have been satisfied) shall be entitled (subject to Section 3.5(d)) from and after the Termination Date, to payment in the aggregate amount of (i) the Subscription Price in respect of each of such holder’s Subscription Receipts; and (ii) such holder’s pro rata entitlement of the Earned Interest on such aggregate amount, less applicable withholding taxes. The Escrowed Funds will be applied toward payment of such amounts and the Corporation will be responsible for payment of any portion of such amount not covered by the Escrowed Funds and the Earned Interest.

(c)

If the Acquisition Time does not occur by the Termination Time or if any other Termination Event occurs, registers shall be closed at the close of business on the Termination Time or the applicable Termination Date, respectively.

(d)

Upon the mailing or delivery of any cheque or wire transfer as provided in Section 3.5 (and provided such cheque has been honoured for payment, if presented for payment within six months of the date thereof) all rights evidenced by the Subscription Receipts relating thereto shall be satisfied and such Subscription Receipts shall be void and of no value or effect.

3.6	Cancellation of Surrendered Subscription Receipt Certificates

All Subscription Receipt Certificates surrendered to the Subscription Receipt Agent shall be cancelled by the Subscription Receipt Agent and, if required by the Corporation, the Subscription Receipt Agent shall furnish the Corporation with a cancellation certificate identifying the Subscription Receipt Certificates so cancelled and the number of Subscription Receipts evidenced thereby.

3.7	Share Adjustments

If and whenever at any time after the date hereof and prior to the issue of Common Shares pursuant to Subsection 3.3(a), the Corporation shall:

(a)	subdivide, redivide or change its outstanding Common Shares into a greater number of common shares;

(b)	reduce, combine or consolidate its outstanding Common Shares into a smaller number of common shares;

(c)	distribute to all or substantially all of the holders of Common Shares of rights, options, warrants, evidences of indebtedness or assets (other than dividends in the ordinary course); or

(d)	reorganize, amalgamate, merge or sell all or substantially all of its assets,

subject to the prior approval of the Toronto Stock Exchange: (i) the number of Common Shares obtainable under each Subscription Receipt shall be adjusted immediately after the effective date of such subdivision, redivision, change, reduction, combination, consolidation or distribution, by multiplying the number of Common Shares theretofore obtainable under each Subscription Receipts by a fraction of which the numerator shall be the total number of Common Shares outstanding immediately after such date and the denominator shall be the total number of Common Shares outstanding immediately prior to such date; (ii) such securities, evidences of indebtedness or assets distributed to all or substantially all of the holders of Common Shares, may, at the option of the Corporation, be issued to the Subscription Receipt Agent and delivered to holders of Subscription Receipts contemporaneously with the Common Shares issued pursuant to Subsection 3.3(a); or (iii) Subscription Receipts will thereafter evidence the right of the holder to receive the securities, property or cash deliverable in exchange for or on conversion of or in respect of the Common Shares to which the holder of a Subscription Receipt would have been entitled immediately after such event if it had been a holder of such Common Shares prior to such event.

ARTICLE 4

INVESTMENT OF PROCEEDS

AND PAYMENT OF INTEREST

4.1	Investment of Proceeds

(a)

Until released in accordance with this Agreement, the Escrowed Funds shall be recorded in the segregated internal trust account records of the Subscription Receipt Agent, which account record shall be designated in the name of “Obsidian Energy Ltd. – Subscription Receipts” and the Escrowed Funds shall be deposited in one or more trust accounts to be maintained by the Subscription Receipt Agent in the name of the Subscription Receipt Agent at one or more banks listed in Schedule “D” to this Agreement (each such bank, an “Approved Bank”). Of the amount of interest, if any, earned by the Subscription Receipt Agent on such deposited monies, the Subscription Receipt Agent shall credit to the Escrowed Funds an amount that is equal to 2.40% percent less than the prime rate of interest announced from time to time by the Toronto Dominion Bank, converted to a daily rate, and applied to the Escrowed Funds, calculated daily. Such calculated amount shall be credited by the Subscription Receipt Agent to the Escrowed Funds within three (3) Business Days of each month-end. The Subscription Receipt Agent may retain the remaining amount of interest, if any, that was earned on such deposited monies for its own use and benefit. Notwithstanding the foregoing, (i) in no event will the Subscription Receipt Agent be obligated to pay or credit any amount on account of interest that exceeds the amount of interest earned from the Approved Bank(s) on the Escrowed Funds, as determined by the Subscription Receipt Agent; and (ii) if an account at any Approved Bank into which the Escrowed Funds or any part thereof has been deposited bears a negative interest rate or there is otherwise any fee or other charge assessed on the account or in respect of the amount of cash on deposit, the cost, as determined by the Subscription Receipt Agent, shall be deducted from the Escrowed Funds.

(b)

All amounts held by the Subscription Receipt Agent pursuant to this Agreement shall be held by the Subscription Receipt Agent for the benefit of the Receiptholders and the delivery of the Escrowed Funds to the Subscription Receipt Agent shall not give rise to a debtor-creditor or other similar relationship between the Subscription Receipt Agent and the Receiptholders. The amounts held by the Subscription Receipt Agent pursuant to this Agreement are the sole risk of the Receiptholders and, without limiting the generality of the foregoing, the Subscription Receipt Agent shall have no responsibility or liability for any diminution of the Escrowed Funds which may result from any deposit made with an Approved Bank pursuant to this Section 4.1, including any losses resulting from a default by the Approved Bank or other credit losses (whether or not resulting from such a default) and any credit or other losses on any deposit liquidated or sold prior to maturity. The Corporation acknowledges and agrees that the Subscription Receipt Agent acts prudently in depositing the Escrowed Funds at any Approved Bank, and that the Subscription Receipt Agent is not required to make any further inquiries in respect of any such bank.

(c)

At any time and from time to time, the Corporation shall be entitled to direct the Subscription Receipt Agent by written notice (i) not to deposit any new amounts in any Approved Bank specified in the notice and/or (ii) to withdraw all or any of the Escrowed Funds that may then be deposited with any Approved Bank specified in the notice and re-deposit such amount with one or more of such other Approved Banks as specified in the notice. With respect to any withdrawal notice, the Subscription Receipt Agent will endeavor to withdraw such amount specified in the notice as soon as reasonably practicable and the Corporation acknowledges and agrees that such specified amount remains at the sole risk of the Receiptholders prior to and after such withdrawal.

4.2	Segregation of Proceeds

The Escrowed Funds received by the Subscription Receipt Agent and any securities or other instruments received by the Subscription Receipt Agent upon the investment or reinvestment of such Escrowed Funds, shall be received as agent for, and shall be segregated and kept apart by the Subscription Receipt Agent as agent for, the Receiptholders.

ARTICLE 5

RIGHTS OF THE CORPORATION AND COVENANTS

5.1	Optional Purchases by the Corporation

Subject to applicable law, the Corporation may from time to time purchase by private contract or otherwise any of the Subscription Receipts.

5.2	General Covenants

(a)	The Corporation covenants with the Subscription Receipt Agent and the Agents that so long as any Subscription Receipts remain outstanding:

(i)	it will use its reasonable best efforts to maintain its existence;

(ii)	it will make all requisite filings under applicable Canadian securities legislation including those necessary to remain a reporting issuer not in default in each of the Provinces of Canada;

(iii)	it will promptly announce by press release the occurrence of the Acquisition Time or the Termination Date, as the case may be, in accordance with Section 3.1 or Section 3.5(a), as the case may be;

(iv)	it will perform and carry out all of the acts or things to be done by it as provided in this Agreement;

(v)

prior to the earlier of the Acquisition Date and the Termination Date, it will not sell the properties or assets of the Corporation as, or substantially as, an entirety, to any other entity other than to a wholly-owned subsidiary of the Corporation;

(vi)	it will reserve and keep available a sufficient number of Common Shares for the purpose of enabling it to satisfy its obligations to issue Common Shares pursuant to the Subscription Receipts;

(vii)

it will cause the Common Shares issued pursuant to the Subscription Receipts to be duly issued as fully paid and non-assessable Common Shares and delivered in accordance with the Subscription Receipts and the terms hereof;

(viii)

it will use its best efforts to ensure that (until the earlier of the Acquisition Date and the Termination Date) the Subscription Receipts and the Common Shares continue to be or are listed and posted for trading on the Toronto Stock Exchange; and

(ix)	it will promptly advise the Subscription Receipt Agent, the Agents and the holders of Subscription Receipts in writing of any default under the terms of this Agreement.

5.3	Subscription Receipt Agent’s Remuneration and Expenses

The Corporation covenants that it will pay to the Subscription Receipt Agent from time to time reasonable remuneration for its services hereunder and will pay or reimburse the Subscription Receipt Agent upon its request by way of an invoice for all reasonable expenses, disbursements and advances incurred or made by the Subscription Receipt Agent in the administration or execution of this Agreement (including the reasonable compensation and the disbursements of its counsel and all other advisers and assistants not regularly in its employ) both before any default hereunder and thereafter until all duties of the Subscription Receipt Agent hereunder shall be finally and fully performed, except any such expense, disbursement or advance as may arise out of or result from the Subscription Receipt Agent’s gross negligence, wilful misconduct or fraud. Any amount owing hereunder and remaining unpaid after thirty (30) days from the invoice date will bear interest at the then current rate charged by the Subscription Receipt Agent against unpaid invoices and shall be payable on demand.

5.4	Performance of Covenants by Subscription Receipt Agent

If the Corporation shall fail to perform any of its covenants contained in this Agreement, the Subscription Receipt Agent may notify the Receiptholders and the Agents of such failure on the part of the Corporation or may itself perform any of the said covenants capable of being performed by it, but shall be under no obligation to perform said covenants or to notify the Receiptholders of such performance by it. All sums expended or advanced by the Subscription Receipt Agent in so doing shall be repayable as provided in Section 5.3. No such performance, expenditure or advance by the Subscription Receipt Agent shall relieve the Corporation of any default hereunder or of its continuing obligations under the covenants contained herein.

5.5	Accounting

The Subscription Receipt Agent shall maintain accurate books, records and accounts of the transactions effected or controlled by the Subscription Receipt Agent hereunder and the receipt, investment, reinvestment and disbursement of the Escrowed Funds, and shall provide to the Corporation and the Agents records and statements thereof periodically upon written request. The Corporation shall have the right to audit any such books, records, accounts and statements.

5.6	Payments by Subscription Receipt Agent

In the event that any funds to be disbursed by the Subscription Receipt Agent in accordance herewith are received by the Subscription Receipt Agent in the form of an uncertified cheque or cheques, the Subscription Receipt Agent shall be entitled to delay the time for disbursement of such funds hereunder until such uncertified cheque or cheques have cleared in the ordinary course the financial institution upon which the same are drawn. The Subscription Receipt Agent will disburse monies according to this Agreement only to the extent that monies have been deposited with it.

5.7	Regulatory Matters

The Corporation shall file all such documents, notices and certificates and take such steps and do such things as may be necessary under applicable securities laws to permit the issuance of the Common Shares in the circumstances contemplated by Section 3.3 such that: (i) such issuance will comply with the prospectus and registration requirements of applicable securities laws; and (ii) the first trade in Common Shares issued pursuant to the Subscription Receipts will not be subject to, or will be exempt from, the prospectus requirements of applicable securities laws.

ARTICLE 6

ENFORCEMENT

6.1	Suits by Receiptholders

Subject to Section 7.10 hereof, all or any of the rights conferred upon any Receiptholder by any of the terms of the Subscription Receipt Certificates or of this Agreement, or of both, may be enforced by the Receiptholder by appropriate proceedings but without prejudice to the right which is hereby conferred upon the Subscription Receipt Agent to proceed in its own name to enforce each and all of the provisions contained herein for the benefit of the Receiptholders.

6.2	Immunity of Shareholders, etc.

The Subscription Receipt Agent and, by the acceptance of the Subscription Receipt Certificates and as part of the consideration for the issue of the Subscription Receipts, the Receiptholders hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any settlor or any past, present or future Shareholder, director, officer, employee or agent of the Corporation or any successor entity for the issue of the Common Shares pursuant to any Subscription Receipt or on any covenant, agreement, representation or warranty by the Corporation contained herein or in the Subscription Receipt Certificate(s).

6.3	Limitation of Liability

The obligations hereunder are not personally binding upon, nor shall resort hereunder be had to, the private property of any of the past, present or future Shareholders of the Corporation or of any successor entity or any of the past, present or future directors, officers, employees or agents of the Corporation or of any successor entity, but only the property of the Corporation or any successor entity shall be bound in respect hereof.

ARTICLE 7

MEETINGS OF RECEIPTHOLDERS

7.1	Right to Convene Meetings

The Subscription Receipt Agent may at any time and from time to time, and shall on receipt of a written request of the Corporation or of a Receiptholders’ Request and upon being funded and indemnified to its reasonable satisfaction by the Corporation or by the Receiptholders signing such Receiptholders’ Request against the cost which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Receiptholders. In the event of the Subscription Receipt Agent failing to so convene a meeting within ten (10) days after receipt of such written request of the Corporation or such Receiptholders’ Request and such funding and indemnity given as aforesaid, the Corporation or such Receiptholders, as the case may be, may convene such meeting. Every such meeting shall be held in the City of Calgary or at such other place as may be determined by the Subscription Receipt Agent and approved by the Corporation.

7.2	Notice

At least ten (10) days prior notice of any meeting of Receiptholders shall be given to the Receiptholders in the manner provided for in Section 10.2 and a copy of such notice shall be sent by mail to the Subscription Receipt Agent (unless the meeting has been called by the Subscription Receipt Agent) and to the Corporation (unless the meeting has been called by the Corporation). Such notice shall state the date (which should be a Business Day) and time when, and the place where the meeting, is to be held, shall state briefly the general nature of the business to be transacted thereat and shall contain such information as is reasonably necessary to enable the Receiptholders to make a reasoned decision on the matter, but it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article 7.

7.3	Chairman

An individual (who need not be a Receiptholder) designated in writing by the Subscription Receipt Agent shall be chairman of the meeting and if no individual is so designated, or if the individual so designated is not present within fifteen (15) minutes from the time fixed for the holding of the meeting, the Receiptholders present in person or by proxy shall choose some individual present to be chairman.

7.4	Quorum

Subject to the provisions of Section 7.11, at any meeting of the Receiptholders a quorum shall consist of not less than two (2) Receiptholders present in person or by proxy and holding 10% of the then outstanding Subscription Receipts. If a quorum of the Receiptholders shall not be present within thirty (30) minutes from the time fixed for holding any meeting, the meeting, if summoned by the Receiptholders or on a Receiptholders’ Request, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week at the same time and place and no notice of the adjournment need be given. Any business may be brought before or dealt with at an adjourned meeting which might have been dealt with at the original meeting in accordance with the notice calling the same. No business shall be transacted at any meeting unless a quorum be present at the commencement of business. At the adjourned meeting the Receiptholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not hold at least 10% of the then outstanding Subscription Receipts.

7.5	Power to Adjourn

The chairman of any meeting at which a quorum of the Receiptholders is present may, with the consent of the meeting, adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

7.6	Show of Hands

Every question submitted to a meeting shall be decided in the first place by a majority of the votes given on a show of hands except that votes on an extraordinary resolution shall be given in the manner hereinafter provided. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

7.7	Poll and Voting

On every extraordinary resolution, and on any other question submitted to a meeting and after a vote by show of hands when demanded by the chairman or by one or more of the Receiptholders acting in person or by proxy and holding at least 5% of the then outstanding Subscription Receipts, a poll shall be taken in such manner as the chairman shall direct. Questions other than those required to be determined by extraordinary resolution shall be decided by a majority of the votes cast on the poll.

On a show of hands, every person who is present and entitled to vote, whether as a Receiptholder or as proxy for one or more absent Receiptholders, or both, shall have one vote. On a poll, each Receiptholder present in person or represented by a proxy duly appointed by instrument in writing shall be entitled to one vote in respect of each Common Share he is entitled to receive pursuant to the Subscription Receipt(s) then held or represented by him. A proxy need not be a Receiptholder. In the case of joint holders, any of them present in person or by proxy at the meeting may vote in the absence of the other or others; but in case more than one of them shall be present in person or by proxy, they shall vote together in respect of Subscription Receipts of which they are joint registered holders. The chairman of any meeting shall be entitled, both on a show of hands and on a poll, to vote in respect of the Subscription Receipts, if any, held or represented by him.

7.8	Regulations

The Subscription Receipt Agent, or the Corporation with the approval of the Subscription Receipt Agent, may from time to time make and from time to time vary such regulations as it shall think fit for:

(a)	the setting of the record date for a meeting of holders of Subscription Receipts for the purpose of determining Receiptholders entitled to receive notice of and vote at such meeting;

(b)

the issue of voting certificates by any bank, trust company or other depositary satisfactory to the Subscription Receipt Agent stating that the Subscription Receipt Certificates specified therein have been deposited with it by a named person and will remain on deposit until after the meeting, which voting certificate shall entitle the persons named therein to be present and vote at any such meeting and at any adjournment thereof or to appoint a proxy or proxies to represent them and vote for them at any such meeting and at any adjournment thereof in the same manner and with the same effect as though the persons so named in such voting certificates were the actual holders of the Subscription Receipt Certificates specified therein;

(c)

the deposit of voting certificates and instruments appointing proxies at such place and time as the Subscription Receipt Agent, the Corporation or the Receiptholders, convening the meeting, as the case may be, may in the notice convening the meeting direct;

(d)

the deposit of voting certificates and instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed, faxed or otherwise sent electronically before the meeting to the Corporation or to the Subscription Receipt Agent at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting;

(e)	the form of the instrument of proxy; and

(f)	generally for the calling of meetings of Receiptholders and the conduct of business thereat.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only persons who shall be recognized at any meeting as a Receiptholder, or be entitled to vote or be present at the meeting in respect thereof (subject to Section 7.9), shall be Receiptholders or their counsel, or proxies of Receiptholders.

7.9	Corporation and Subscription Receipt Agent may be Represented

The Corporation and the Subscription Receipt Agent, by their respective authorized agents, and the counsel for the Corporation and for the Subscription Receipt Agent may attend any meeting of the Receiptholders, but shall have no vote as such unless in their capacity as Receiptholder or a proxy holder.

7.10	Powers Exercisable by Extraordinary Resolution

In addition to all other powers conferred upon them by any other provisions of this Agreement or by law, the Receiptholders at a meeting shall, subject to the provisions of Section 7.11, have the power, subject to all applicable regulatory and exchange approvals, exercisable from time to time by extraordinary resolution:

(a)

to agree to any modification, abrogation, alteration, compromise or arrangement of the rights of Receiptholders or the Subscription Receipt Agent against the Corporation or against its undertaking, property and assets or any part thereof whether such rights arise under this Agreement or the Subscription Receipt Certificates or otherwise;

(b)	to amend, alter or repeal any extraordinary resolution previously passed or sanctioned by the Receiptholders;

(c)

to direct or to authorize the Subscription Receipt Agent to enforce any of the covenants on the part of the Corporation contained in this Agreement or the Subscription Receipt Certificates or to enforce any of the rights of the Receiptholders in any manner specified in such extraordinary resolution or to refrain from enforcing any such covenant or right;

(d)

to waive, and to direct the Subscription Receipt Agent to waive, any default on the part of the Corporation in complying with any provisions of this Agreement or the Subscription Receipt Certificates either unconditionally or upon any conditions specified in such extraordinary resolution;

(e)

to restrain any Receiptholder from taking or instituting any suit, action or proceeding against the Corporation for the enforcement of any of the covenants on the part of the Corporation in this Agreement or the Subscription Receipt Certificates or to enforce any of the rights of the Receiptholders;

(f)

to direct any Receiptholder who, as such, has brought any suit, action or proceeding to stay or to discontinue or otherwise to deal with the same upon payment of the costs, charges and expenses reasonably and properly incurred by such Receiptholder in connection therewith;

(g)

to assent to any modification of, change in or omission from the provisions contained in the Subscription Receipt Certificates and this Agreement or any ancillary or supplemental instrument which may be agreed to by the Corporation, and to authorize the Subscription Receipt Agent to concur in and execute any ancillary or supplemental agreement embodying the change or omission;

(h)

with the consent of the Corporation (such consent not to be unreasonably withheld), to remove the Subscription Receipt Agent or its successor in office and to appoint a new subscription receipt agent to take the place of the Subscription Receipt Agent so removed;

(i)

to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any Common Shares or other securities of the Corporation; and

(j)

to assent to any modification of the Corporation’s constating documents in circumstances where, had the Common Shares then been outstanding, an extraordinary resolution of the holders of Common Shares would have been required.

7.11	Meaning of Extraordinary Resolution

(a)

The expression “extraordinary resolution” when used in this Agreement means, subject as hereinafter provided in this Section 7.11 and in Section 7.14, a resolution proposed at a meeting of Receiptholders duly convened for that purpose and held in accordance with the provisions of this Article 7 at which there are present in person or by proxy at least two (2) Receiptholders holding more than 25% of the then outstanding Subscription Receipts and passed by the affirmative votes of Receiptholders holding not less than 66 2/3% of the then outstanding Subscription Receipts represented at the meeting and voted on the poll upon such resolution.

(b)

If, at any meeting called for the purpose of passing an extraordinary resolution, at least two (2) Receiptholders holding more than 25% of the then outstanding Subscription Receipts are not present in person or by proxy within thirty (30) minutes after the time appointed for the meeting, then the meeting, if convened by Receiptholders or on a Receiptholders’ Request, shall be dissolved; but in any other case it shall stand adjourned to such day, being not less than fourteen (14) or more than thirty (30) days later, and to such place and time as may be appointed by the chairman. Not less than seven (7) days prior notice shall be given of the time and place of such adjourned meeting in the manner provided for in Section 10.2. Such notice shall state that at the adjourned meeting the Receiptholders present in person or by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting:

(i)

if the extraordinary resolution purports to exercise any of the powers conferred pursuant to Subsection 7.10 (a), (d), (g), (i) or (j) or purports to change the provisions of this Section 7.11 or of Section 7.14 or purports to amend, alter or repeal any extraordinary resolution previously passed or sanctioned by the Receiptholders in exercise of the powers referred to in this paragraph, a quorum for the transaction of business shall consist of Receiptholders holding more than 25% of the then outstanding Subscription Receipts present in person or by proxy; and

(ii)	in any other case, a quorum for the transaction of business shall consist of such Receiptholders as are present in person or by proxy.

(c)

At any such adjourned meeting, any resolution passed by the requisite votes as provided in Subsection 7.11(a) shall be an extraordinary resolution within the meaning of this Agreement notwithstanding that Receiptholders holding more than 25% of the then outstanding Subscription Receipts are not present in person or by proxy at such adjourned meeting.

(d)	Votes on an extraordinary resolution shall always be given on a poll and no demand for a poll on an extraordinary resolution shall be necessary.

7.12	Powers Cumulative

Any one or more of the powers or any combination of the powers in this Agreement stated to be exercisable by the Receiptholders by extraordinary resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the right of the Receiptholders to exercise such power or powers or combination of powers then or thereafter from time to time.

7.13	Minutes

Minutes of all resolutions and proceedings at every meeting of Receiptholders shall be made and duly entered in books to be provided from time to time for that purpose by the Subscription Receipt Agent at the expense of the Corporation, and any such minutes as aforesaid, if signed by the chairman or the secretary of the meeting at which such resolutions were passed or proceedings had or by the chairman or secretary of the next succeeding meeting held shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting in respect of the proceedings of which minutes shall have been made shall be deemed to have been duly convened and held, and all resolutions passed thereat or proceedings taken shall be deemed to have been duly passed and taken.

7.14	Instruments in Writing

All actions which may be taken and all powers that may be exercised by the Receiptholders at a meeting held as provided in this Article 7 may also be taken and exercised by an instrument in writing signed in one or more counterparts by such Receiptholders in person or by attorney duly appointed in writing, by Receiptholders holding at least 66 2/3% of then outstanding Subscription Receipts with respect to an extraordinary resolution, and the expression “extraordinary resolution” when used in this Agreement shall include an instrument so signed by Receiptholders holding at least 66 2/3% of the then outstanding Subscription Receipts.

7.15	Binding Effect of Resolutions

Every resolution and every extraordinary resolution passed in accordance with the provisions of this Article 7 at a meeting of Receiptholders shall be binding upon all the Receiptholders, whether present at or absent from such meeting, and every instrument in writing signed by Receiptholders in accordance with Section 7.14 shall be binding upon all the Receiptholders, whether signatories thereto or not, and each and every Receiptholder and the Subscription Receipt Agent (subject to the provisions for indemnity herein contained) shall be bound to give effect accordingly to every such resolution and instrument in writing.

7.16	Holdings by Corporation Disregarded

In determining whether Receiptholders holding the required number of Subscription Receipts are present at a meeting of Receiptholders for the purpose of determining a quorum or have concurred in any consent, waiver, extraordinary resolution, Receiptholders’ Request or other action under this Agreement, Subscription Receipts owned legally or beneficially by the Corporation or any affiliated entity of the Corporation shall be disregarded in accordance with the provisions of Section 10.7.

ARTICLE 8

SUPPLEMENTAL AGREEMENTS

8.1	Provision for Supplemental Agreements for Certain Purposes

From time to time the Corporation, the Agents and the Subscription Receipt Agent may, subject to the provisions hereof and subject to any required regulatory approvals, and they shall, when so directed in accordance with the provisions hereof, execute and deliver by their proper officers, agreements supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a)

adding to the provisions hereof such additional covenants and enforcement provisions as, in the opinion of Counsel, are necessary or advisable in the premises, provided that the same are not in the opinion of the Subscription Receipt Agent prejudicial to the interests of the Receiptholders;

(b)	giving effect to any extraordinary resolution passed as provided in Article 7;

(c)

making such provisions not inconsistent with this Agreement as may be necessary or desirable with respect to matters or questions arising hereunder, provided that such provisions are not, in the opinion of the Subscription Receipt Agent, prejudicial to the interests of the Receiptholders;

(d)

adding to or altering the provisions hereof in respect of the transfer of Subscription Receipts, making provision for the exchange of Subscription Receipt Certificates, and making any modification in the form of the Subscription Receipt Certificates which does not affect the substance thereof,

(e)

modifying any of the provisions of this Agreement, including relieving the Corporation from any of the obligations, conditions or restrictions herein contained, provided that such modification or relief shall be or become operative or effective only if, in the opinion of the Subscription Receipt Agent, such modification or relief in no way prejudices any of the rights of the Receiptholders or of the Subscription Receipt Agent, and provided further that the Subscription Receipt Agent may in its sole discretion decline to enter into any such supplemental agreement which in its opinion may not afford adequate protection to the Subscription Receipt Agent when the same shall become operative; and

(f)

for any other purpose not inconsistent with the terms of this Agreement, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions herein, provided that in the opinion of the Subscription Receipt Agent the rights of the Subscription Receipt Agent and of the Receiptholders are in no way prejudiced thereby.

The Subscription Receipt Agent may rely on any advice or opinions of Counsel it determines necessary in order to furnish any opinion required by it under this Section 8.1.

ARTICLE 9

CONCERNING THE SUBSCRIPTION RECEIPT AGENT

9.1	Rights and Duties of Subscription Receipt Agent

(a)

In the exercise of the rights and duties prescribed or conferred by the terms of this Agreement, the Subscription Receipt Agent shall exercise that degree of care, diligence and skill that a reasonably prudent subscription receipt agent would exercise in comparable circumstances. No provision of this Agreement shall be construed to relieve the Subscription Receipt Agent from liability for its own gross negligence, wilful misconduct or fraud.

(b)

The obligation of the Subscription Receipt Agent to give any notice or commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Subscription Receipt Agent or the Receiptholders hereunder shall be conditional upon the Receiptholders furnishing, when required by notice by the Subscription Receipt Agent notice specifying the act, action or proceeding which the Subscription Receipt Agent is requested to take, sufficient funds to commence or to continue such act, action or proceeding and an indemnity reasonably satisfactory to the Subscription Receipt Agent to protect and to hold harmless the Subscription Receipt Agent against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof. None of the provisions contained in this Agreement shall require the Subscription Receipt Agent to expend or to risk its own funds or otherwise to incur liability, financial or otherwise, in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified and funded as aforesaid.

(c)

The Subscription Receipt Agent may, before commencing or at any time during the continuance of any such act, action or proceeding, require the Receiptholders at whose instance it is acting to deposit with the Subscription Receipt Agent the Subscription Receipts held by them, for which Subscription Receipts the Subscription Receipt Agent shall issue receipts.

(d)

Every provision of this Agreement that by its terms relieves the Subscription Receipt Agent of liability or entitles it to rely upon any evidence submitted to it is subject to the provisions of this Section 9.1 and of Section 9.2.

(e)

The Subscription Receipt Agent shall have no duties except those expressly set forth herein, and it shall not be bound by any notice of a claim or demand with respect to, or any waiver, modification, amendment, termination or rescission of, this Agreement, unless received by it in writing and signed by the other parties hereto and, if its duties herein are affected, unless it shall have given its prior written consent thereto.

(f)	The Subscription Receipt Agent shall not be responsible for ensuring that the Proceeds are used in the manner contemplated by the Prospectus.

(g)

The Subscription Receipt Agent shall retain the right not to act and shall not be held liable for refusing to act unless it has received clear and reasonable documentation which complies with the terms of this Agreement, which documentation does not require the exercise of any discretion or independent judgment.

(h)	The Subscription Receipt Agent shall incur no liability whatsoever with respect to the delivery or non-delivery of any certificates whether delivered by hand, mail or any other means.

(i)	The Subscription Receipt Agent shall not be responsible or liable in any manner whatsoever for the deficiency, correctness, genuineness or validity of any securities deposited with it.

(j)

The Subscription Receipt Agent shall not incur any liability or responsibility whatsoever or be in any way responsible for the consequence of any breach on the part of the Corporation of any of the covenants herein contained or of any acts of any directors, officers, employees, agents or servants of the Corporation. The Subscription Receipt Agent is not bound to make any inquiry or investigation as to the performance by the Corporation of the Corporation’s covenants hereunder.

(k)

The Subscription Receipt Agent shall not be required to take notice of any default hereunder, unless and until notified in writing of such default, which notice shall distinctly specify the default desired to be brought to the attention of the Subscription Receipt Agent, and in the absence of such notice, the Subscription Receipt Agent may for all purposes of this Agreement conclusively assume that no default has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained herein. Any such notice shall in no way limit any discretion herein given to the Subscription Receipt Agent to determine whether or not the Subscription Receipt Agent shall take action with respect to any default.

(l)

No duty shall rest with the Subscription Receipt Agent to determine compliance of any transferor or transferee with applicable securities laws. The Subscription Receipt Agent shall be entitled to assume that all transfers are legal and proper.

(m)

The Subscription Receipt Agent shall not be liable to account to anyone for the profit it may receive, if any, while holding the Escrowed Funds, it being understood that all Earned Interest or other income earned and any investments acquired from time to time with the Escrowed Funds belong to the Corporation at the time it is released to the Corporation or as the Corporation may direct in writing in accordance with the terms of this Agreement.

9.2	Evidence, Experts and Advisers

(a)

If, in the administration of the duties of this Agreement, the Subscription Receipt Agent deems it necessary or desirable that any matter be proved or established by the Corporation, prior to taking or suffering any action hereunder, the Subscription Receipt Agent may accept, act, and rely upon, and shall be protected in accepting, acting, and relying upon, a certificate of the Corporation as conclusive evidence of the truth of any fact relating to the Corporation or its assets therein stated and proof of the regularity of any proceedings or actions associated therewith, but the Subscription Receipt Agent may in its discretion require further evidence or information before acting or relying on any such certificate.

(b)

In addition to the reports, certificates, opinions and other evidence required by this Agreement, the Corporation shall furnish to the Subscription Receipt Agent such additional evidence of compliance with any provision hereof, and in such form, as the Subscription Receipt Agent may reasonably require by written notice to the Corporation.

(c)

In the exercise of its rights and duties hereunder, the Subscription Receipt Agent may act and rely, and shall be protected in so acting and relying, as to the truth of the statements and the accuracy of the opinions expressed in statutory declarations, opinions, reports, written requests, written notices, resolutions, statements, instruments, request, waiver, letter, receipt, consents, or orders of the Corporation, certificates of the Corporation or other paper document or evidence furnished to the Subscription Receipt Agent pursuant to any provision hereof or pursuant to a request of the Subscription Receipt Agent, and believed by the Subscription Receipt Agent to be genuine and to have been signed, sent or presented by or on behalf of the proper party or parties, not only as to its due execution and the validity and effectiveness of its provisions, but also as to the truth of and acceptability of any information therein contained which the Subscription Receipt Agent in good faith believes to be genuine and what it purports to be. The Subscription Receipt Agent may nevertheless, in its discretion, require further proof in cases where it deems further proof desirable.

(d)

Whenever it is provided in this Agreement that the Corporation shall deposit with the Subscription Receipt Agent resolutions, certificates, reports, opinions, requests, orders or other documents, it is intended that the truth, accuracy and good faith on the effective date thereof and the facts and opinions stated in all such documents so deposited shall, in each and every such case, be conditions precedent to the right of the Corporation to have the Subscription Receipt Agent take the action to be based thereon.

(e)

Whenever applicable law requires that evidence referred to in Subsection 9.2(a) be in the form of a statutory declaration, the Subscription Receipt Agent may accept such statutory declaration in lieu of a certificate of the Corporation required by any provision hereof. Any such statutory declaration may be made by one or more of the Chairman of the Board, Interim President and Chief Executive Officer, Senior Vice President and Chief Financial Officer, Senior Vice President, Commercial or Vice President, Legal, General Counsel and Corporate Secretary of the Corporation.

(f)

Proof of the execution of an instrument in writing, including a Receiptholders’ Request, by any Receiptholder may be made by the certificate of a notary public, or other officer with similar powers, that the person signing such instrument acknowledged to the officer the execution thereof, or by an affidavit of a witness to such execution or in any other manner which the Subscription Receipt Agent may consider adequate and in respect of a corporate Receiptholder shall include a certificate of incumbency of such corporate Receiptholder together with a certified resolution authorizing the person who signs such instrument to sign such instrument.

(g)

The Subscription Receipt Agent may employ or retain such Counsel, accountants, appraisers or other experts or advisers as it may reasonably require for the purpose of determining and discharging its rights and duties hereunder and may pay reasonable remuneration for all services so performed by any of them, without taxation of costs of any Counsel, and shall not be responsible for any misconduct or negligence on the part of any such Counsel, accountants, appraisers or other experts or advisers who have been appointed with due care by the Subscription Receipt Agent. The Corporation shall pay or reimburse the Subscription Receipt Agent for any reasonable fees, expenses and disbursements of such counsel or advisors. The Subscription Receipt Agent may act and rely and shall be protected in acting and relying in good faith on the opinion or advice of or information obtained from such Counsel, accountant, appraiser or other expert or adviser, whether retained or employed by the Corporation or by the Subscription Receipt Agent with respect to any matter arising in relation to this Agreement.

9.3	Documents, Monies, etc. Held by Subscription Receipt Agent

Any securities, monies, documents of title or other instruments that may at any time be held by the Subscription Receipt Agent pursuant to this Agreement may be placed in the deposit vaults of the Subscription Receipt Agent or of any Canadian chartered bank or deposited for safekeeping with any such bank. If the Subscription Receipt Agent has not received a direction under Section 4.1, any monies so held pending the application or withdrawal thereof under any provisions of this Agreement may be deposited in the name of the Subscription Receipt Agent in any Canadian chartered bank, or in the deposit department of the Subscription Receipt Agent or any other loan or trust company authorized to accept deposits under the laws of Canada or a province thereof, at the rate of interest (if any) then current on similar deposits.

9.4	Actions by Subscription Receipt Agent to Protect Interest

The Subscription Receipt Agent shall have power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the Receiptholders.

9.5	Subscription Receipt Agent not Required to Give Security

The Subscription Receipt Agent shall not be required to give any bond or security in respect of the execution of this Agreement or otherwise in respect of the premises.

9.6	Protection of Subscription Receipt Agent

By way of supplement to the provisions of this Agreement or any law for the time being relating to trustees it is expressly declared and agreed as follows:

(a)

the Subscription Receipt Agent shall not be liable for or by reason of any statements of fact or recitals in this Agreement or in the Subscription Receipt Certificates (except the representation contained in Section 9.8 or in the certificate of the Subscription Receipt Agent on the Subscription Receipt Certificates) or be required to verify the same, but all such statements or recitals are and shall be deemed to be made by the Corporation;

(b)

nothing herein contained shall impose any obligation on the Subscription Receipt Agent to see to or to require evidence of the registration or filing (or renewal thereof) of this Agreement or any instrument ancillary or supplemental hereto;

(c)	the Subscription Receipt Agent shall not be bound to give notice to any person or persons of the execution hereof;

(d)

the Subscription Receipt Agent shall not incur any liability or responsibility whatever or be in any way responsible for the consequence of any breach on the part of the Corporation of any of the covenants herein contained or of any acts of any directors, officers, employees, agents or servants of the Corporation;

(e)	the Subscription Receipt Agent is in no way responsible for the use by the Corporation of the Proceeds or any other funds that may be realized hereunder;

(f)

if the Subscription Receipt Agent delivers any cheque as required hereunder, the Subscription Receipt Agent shall have no further obligation or liability for the amount represented thereby, unless any such cheque is not honoured on presentation, provided that in the event of the non-receipt of such cheque by the payee, or the loss or destruction thereof, the Subscription Receipt Agent, upon being furnished with reasonable evidence of such non-receipt, loss or destruction and, if required by the Subscription Receipt Agent, an indemnity reasonably satisfactory to it, shall issue to such payee a replacement cheque for the amount of such cheque;

(g)

in addition to and without limiting any protection or indemnity of the Subscription Receipt Agent under any other provisions hereof, or otherwise at law, the Corporation agrees to indemnify and save harmless the Subscription Receipt Agent and each of its affiliates, directors, officers, employees, shareholders and agents (each an “Indemnified Party”) from and against any and all liabilities, losses, costs, claims, actions or suits, whether groundless or otherwise, and from and against any and all damages, charges, counsel fees, payments, expenses (including expert consultant and legal fees and disbursements) or demands whatsoever which may be brought against the Subscription Receipt Agent or which it may suffer or incur as result of or arising, directly and indirectly, out of the performance of its duties and obligations under this Agreement and including any action or liability brought against or incurred by an Indemnified Party in relation to or arising out of any breach by the Corporation of this Agreement, save only in the event of the gross negligence, wilful misconduct or fraud of the Subscription Receipt Agent. It is understood and agreed that this indemnification shall survive the termination or discharge of this Agreement or the resignation or replacement of the Subscription Receipt Agent, as the case may be;

(h)

in no event shall the Subscription Receipt Agent be liable for any breach by any other party of securities law or other rule of any securities regulatory authority, or any special, indirect, consequential, exemplary, aggravated or punitive loss or damages of any kind whatsoever (including but not limited to lost profits), even if the Subscription Receipt Agent has been advised of the possibility of such damages. Any liability of the Subscription Receipt Agent will be limited in the aggregate to an amount equal the fees paid by the Corporation to the Subscription Receipt Agent under this Agreement in the preceding 12 months, except where such liability arises from the gross negligence, wilful misconduct or fraud on the part of the Subscription Receipt Agent. It is understood and agreed that this provision shall survive the termination or the discharge of this Agreement or the resignation or removal of the Subscription Receipt Agent;

(i)

the Subscription Receipt Agent shall not be under any obligation to prosecute or to defend any action or suit in respect of the relationship which, in the opinion of its counsel, may involve it in expense or liability, unless the Corporation shall, so often as required, furnish the Subscription Receipt Agent with satisfactory indemnity and funding against such expense or liability. It is understood and agreed that this provision shall survive the termination or the discharge of this Agreement or the resignation or removal of the Subscription Receipt Agent; and

(j)

the Subscription Receipt Agent shall not be liable for any error in judgment or for any act done or step taken or omitted by it in good faith or for any mistake, in fact or law, or for anything which it may do or refrain from doing in connection herewith except arising out of its or any Indemnified Party’s own gross negligence, wilful misconduct or fraud.

9.7	Replacement of Subscription Receipt Agent; Successor by Merger

(a)

The Subscription Receipt Agent may resign its appointment and be discharged from all other duties and liabilities hereunder, subject to this Section 9.7, by giving to the Corporation not less than thirty (30) days prior notice in writing or such shorter prior notice as the Corporation may accept as sufficient. The Receiptholders by extraordinary resolution shall have power at any time to remove the existing Subscription Receipt Agent and to appoint a new subscription receipt agent. In the event of the Subscription Receipt Agent resigning or being removed as aforesaid or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Agents shall forthwith appoint a new subscription receipt agent unless a new subscription receipt agent has already been appointed by the Receiptholders; failing such appointment by the Agents, the retiring Subscription Receipt Agent or any Receiptholder may apply to a justice of the Court of Queen’s Bench (Alberta) on such notice as such justice may direct, for the appointment of a new subscription receipt agent; but any new subscription receipt agent so appointed by the Agents or by the Court shall be subject to removal as aforesaid by the Receiptholders. Any new subscription receipt agent appointed under any provision of this Section 9.7 shall be a corporation authorized to carry on the business of a trust company in the Provinces of Alberta and Ontario and, if required by the applicable legislation for any other provinces, in such other provinces. On any such appointment the new subscription receipt agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Subscription Receipt Agent hereunder. At the request of the Corporation or the new Subscription Receipt Agent, the retiring Subscription Receipt Agent, upon payment of the amounts, if any, due to it pursuant to Section 5.3, shall duly assign, transfer and deliver to the new Subscription Receipt Agent all property and money held and all records kept by the retiring Subscription Receipt Agent hereunder or in connection herewith.

(b)	Upon the appointment of a successor subscription receipt agent, the Corporation shall promptly notify the Receiptholders thereof in the manner provided for in Article 10.

(c)

Any corporation into or with which the Subscription Receipt Agent may be merged or consolidated or amalgamated, or to which all or substantially all of its corporate trust business is sold or otherwise transferred, or any corporation resulting therefrom to which the Subscription Receipt Agent shall be a party, or any corporation succeeding to the corporate trust business of the Subscription Receipt Agent shall be the successor to the Subscription Receipt Agent hereunder without any further act on its part or any of the parties hereto, provided that such corporation would be eligible for appointment as a successor subscription receipt agent under Subsection 9.7(a).

(d)

Any Subscription Receipt Certificates certified but not delivered by a predecessor subscription receipt agent may be delivered by the successor subscription receipt agent in the name of the predecessor or successor subscription receipt agent.

9.8	Conflict of Interest

(a)

The Subscription Receipt Agent represents to the Corporation and the Agents that at the time of execution and delivery hereof no material conflict of interest exists between its role as a subscription receipt agent hereunder and its role in any other capacity and agrees that in the event of a material conflict of interest arising hereafter it will, within thirty (30) days after ascertaining that it has such material conflict of interest, either eliminate the same or assign its appointment as subscription receipt agent hereunder to a successor subscription receipt agent approved by the Corporation and meeting the requirements set forth in Subsection 9.7(a). Notwithstanding the foregoing provisions of this Subsection 9.8(a), if any such material conflict of interest exists or hereafter shall exist, the validity and enforceability of this Agreement and the Subscription Receipt Certificates shall not be affected in any manner whatsoever by reason thereof.

(b)

Subject to Subsection 9.8(a), the Subscription Receipt Agent, in its personal or any other capacity, may buy, lend upon and deal in securities of the Corporation and generally may contract and enter into financial transactions with the Corporation or any affiliated entity of the Corporation without being liable to account for any profit made thereby.

9.9	Acceptance of Appointment

The Subscription Receipt Agent hereby accepts the appointment as subscription receipt agent in this Agreement and as escrow agent to receive the Escrowed Funds, solely as agent and bailee on behalf of the Receiptholders, and agrees to perform its duties as custodian, bailee and agent hereunder upon the terms and conditions herein set forth. The parties confirm that no trust is intended to be, or is or will be, created hereby and that the Subscription Receipt Agent shall owe no duty hereunder as a trustee.

9.10	Subscription Receipt Agent Not to be Appointed Receiver

The Subscription Receipt Agent and any person related to the Subscription Receipt Agent shall not be appointed a receiver, a receiver and manager or liquidator of all or any part of the assets or undertaking of the Corporation.

9.11	Anti-Money Laundering and Anti-Terrorist Legislation

The Subscription Receipt Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Subscription Receipt Agent, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering, anti-terrorist or sanctions legislation, regulation or guideline. Further, should the Subscription Receipt Agent, in its sole judgment, acting reasonably, determine at any time that its acting under this Agreement has resulted in its being in non-compliance with any applicable anti-money laundering, anti-terrorist or sanctions legislation, regulation or guideline, then it shall have the right to resign on ten (10) days written notice to the other parties to this Agreement, provided (i) that the Subscription Receipt Agent’s written notice shall describe the circumstances of such non-compliance to the extent permitted by such applicable anti-money laundering, anti-terrorist or sanctions legislation, regulation or guideline; and (ii) that if such circumstances are rectified to the Subscription Receipt Agent’s satisfaction within such ten (10) day period, then such resignation shall not be effective.

9.12	Privacy Laws

The Corporation acknowledges that the Subscription Receipt Agent may, in the course of providing services hereunder, collect or receive financial and other personal information about such parties and/or their representatives, as individuals, or about other individuals related to the subject matter hereof, and use such information for the following purposes: (a) to provide the services required under this Agreement and other services that may be requested from time to time; (b) to help the Subscription Receipt Agent manage its servicing relationships with such individuals; (c) to meet the Subscription Receipt’s Agent legal and regulatory requirements; and (d) if Social Insurance Numbers are collected by the Subscription Receipt Agent, to perform tax reporting and to assist in verification of an individual’s identity for security purposes.

The Corporation acknowledges and agrees that the Subscription Receipt Agent may receive, collect, use and disclose personal information provided to it or acquired by it in the course of its acting as agent hereunder for the purposes described above and, generally, in the manner and on the terms described in its privacy code, which the Subscription Receipt Agent shall make available on its website or upon request, including revisions thereto. The Subscription Receipt Agent may transfer personal information to other companies in or outside of Canada that provide data processing and storage or other support in order to facilitate the services it provides. Further, the Corporation agrees that it shall not provide or cause to be provided to the Subscription Receipt Agent any personal information relating to an individual who is not a party to this Agreement unless the Corporation has assured itself that such individual understands and has consented to the aforementioned uses and disclosures.

9.13	Force Majeure

The Subscription Receipt Agent shall not be personally liable to the other parties hereto, or held in breach of this Agreement, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, economic sanctions, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Agreement shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section.

ARTICLE 10

GENERAL

10.1	Notice to the Corporation, Subscription Receipt Agent and Agents

(a)

Unless herein otherwise expressly provided, any notice to be given hereunder to the Corporation, the Agents or the Subscription Receipt Agent shall be deemed to be validly given if delivered by hand courier or if transmitted by telecopier or other electronic means:

(i)	if to the Corporation:

Obsidian Energy Ltd.

207 – 9th Avenue SW

Calgary, Alberta T2P 1K3

Attention:    Peter Scott

Email:          peter.scott@obsidianenergy.com

(ii)	if to Raymond James:

Raymond James Ltd.

525 – 8th Avenue SW

Calgary, Alberta T2P 1G1

Attention:    Dion Degrand

Email:          dion.degrad@raymondjames.ca

(iii)	if to Stifel:

Stifel Nicolaus Canada Inc.

145 King Street West, Suite 300

Toronto, Ontario M5H 1J8

Attention:    Nathan Trainor

Email:          nmtrainor@stifel.com

(iv)	if to the Subscription Receipt Agent:

TSX Trust Company

600, The Dome Tower

300 – 7th Avenue SW

Calgary, AB T2P 2Z1

Attention: Relationship Manager, Corporate Actions

Email: Susanne.tasche@tmx.com

and any such notice delivered in accordance with the foregoing shall be deemed to have been received on the date of delivery or, if telecopied or otherwise transmitted by electronic means on the day of transmission or, if such day is not a Business Day, on the first Business Day following the day of transmission.

(b)

The Corporation, the Agents or the Subscription Receipt Agent, as the case may be, may from time to time notify the other in the manner provided in Section 10.1(a) of a change of address which, from the effective date of such notice and until changed by like notice, shall be the address of the Corporation, Raymond James, Stifel, or the Subscription Receipt Agent, as the case may be, for all purposes of this Agreement.

10.2	Notice to Receiptholders

(a)

Any notice to the Receiptholders under the provisions of this Agreement shall be valid and effective if delivered or sent by letter or circular through the ordinary post addressed to such holders at their post office addresses appearing on the register hereinbefore mentioned and shall be deemed to have been effectively given on the date of delivery or, if mailed, five (5) Business Days following actual posting of the notice.

(b)

If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Receiptholders hereunder could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered personally to such Receiptholders or if delivered to the address for such Receiptholders contained in the register of Subscription Receipts maintained by the Subscription Receipt Agent.

(c)

All notices to joint holders of Subscription Receipts may be given to whichever one of the holders is named first in the appropriate register hereinbefore mentioned, and any notice so given shall be sufficient notice to all such joint holders of the Subscription Receipts.

10.3	Ownership and Transfer of Subscription Receipts

The Corporation and the Subscription Receipt Agent may deem and treat the registered owner of any Subscription Receipt Certificate or, in the case of a transferee who has surrendered a Subscription Receipt Certificate in accordance with and as contemplated in Section 2.16, such transferee, as the absolute owner of the Subscription Receipt represented thereby for all purposes, and the Corporation and the Subscription Receipt Agent shall not be affected by any notice or knowledge to the contrary except where the Corporation or the Subscription Receipt Agent is required to take notice by statute or by order of a court of competent jurisdiction. A Receiptholder shall be entitled to the rights evidenced by such Subscription Receipt Certificate free from all equities or rights of set off or counterclaim between the Corporation and the original or any intermediate holder thereof and all Persons may act accordingly and the receipt of any such Receiptholder for the Common Shares which may be acquired pursuant thereto shall be a good discharge to the Corporation and the Subscription Receipt Agent for the same and neither the Corporation nor the Subscription Receipt Agent shall be bound to inquire into the title of any such holder except where the Corporation or the Subscription Receipt Agent is required to take notice by statute or by order of a court of competent jurisdiction.

10.4	Evidence of Ownership

(a)

Upon receipt of a certificate of any bank, trust company or other depositary satisfactory to the Subscription Receipt Agent stating that the Subscription Receipts specified therein have been deposited by a named person with such bank, trust company or other depositary and will remain so deposited until the expiry of the period specified therein, the Corporation and the Subscription Receipt Agent may treat the person so named as the owner, and such certificate as sufficient evidence of the ownership by such person of such Subscription Receipt during such period, for the purpose of any requisition, direction, consent, instrument or other document to be made, signed or given by the holder of the Subscription Receipt so deposited.

(b)

The Corporation and the Subscription Receipt Agent may accept as sufficient evidence of the fact and date of the signing of any requisition, direction, consent, instrument or other document by any person (i) the signature of any officer of any bank, trust company, or other depositary satisfactory to the Subscription Receipt Agent as witness of such execution, (ii) the certificate of any notary public or other officer authorized to take acknowledgments of deeds to be recorded at the place where such certificate is made that the person signing acknowledged to him the execution thereof, or (iii) a statutory declaration of a witness of such execution.

10.5	Satisfaction and Discharge of Agreement

Upon the earliest of:

(a)	the issue of one or more certificates representing Common Shares and the payment of all monies required as provided in Section 3.2; or

(b)	the payment of all monies required where a Termination Event has occurred as provided in Section 3.5,

this Agreement shall cease to be of further effect and the Subscription Receipt Agent, on demand of and at the cost and expense of the Corporation and upon delivery to the Subscription Receipt Agent of a certificate of the Corporation stating that all conditions precedent to the satisfaction and discharge of this Agreement have been complied with, shall execute proper instruments acknowledging satisfaction of and discharging this Agreement. Notwithstanding the foregoing, the indemnities provided to the Subscription Receipt Agent by the Corporation hereunder shall remain in full force and effect and survive the termination of this Agreement.

10.6	Provisions of Agreement and Subscription Receipts for the Sole Benefit of Parties and Receiptholders

Nothing in this Agreement or in the Subscription Receipt Certificates, expressed or implied, shall give or be construed to give to any person other than the parties hereto, the Receiptholders and the transferees of Subscription Receipts as contemplated in Section 2.16, any legal or equitable right, remedy or claim under this Agreement, or under any covenant or provision herein or therein contained, all such covenants and provisions being for the sole benefit of the parties hereto, the Receiptholders and such transferees.

10.7	Subscription Receipts Owned by the Corporation or its Subsidiaries—Certificate to be Provided

For the purpose of disregarding any Subscription Receipts owned legally or beneficially by the Corporation or any affiliated entity of the Corporation in Section 7.16, the Corporation shall provide to the Subscription Receipt Agent, from time to time, a certificate of the Corporation setting forth as at the date of such certificate the number of Subscription Receipts owned legally or beneficially by the Corporation or any affiliated entity of the Corporation, and the Subscription Receipt Agent, in making the computations in Section 7.16, shall be entitled to rely on such certificate without requiring further evidence thereof.

10.8	Effect of Execution

Notwithstanding any provision of this Agreement, should any Subscription Receipt Certificates be issued and certified in accordance with the terms hereof prior to the actual time of execution of this Agreement by the Corporation and the Subscription Receipt Agent, any such Subscription Receipt Certificates shall be void and of no value and effect until such actual execution.

10.9	Time of Essence

Time is and shall remain of the essence of this Agreement.

10.10	Counterparts

This Agreement may be executed and delivered in counterparts, including by facsimile or other electronic form, each of which when so executed and delivered shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution they shall be deemed to be dated as of the date hereof. The parties agree that this Agreement may be executed by way of electronic signatures and the parties agree that this Agreement, or any part thereof, shall not be challenged or denied any legal effect, validity and/or enforceability solely on the ground that it is in the form of an electronic record. The transmission by PDF of a copy of the execution page hereof reflecting the execution of this Agreement by any party hereto shall be effective to evidence that party’s intention to be bound by this Agreement and that party’s agreement to the terms, provisions and conditions hereof, all without the necessity of having to produce an original copy of such execution page.

10.11	Third Party Interests

The Corporation represents to the Subscription Receipt Agent that any account to be opened by, or interest to be held by the Subscription Receipt Agent in connection with this Agreement, for or to the credit of the Corporation, either (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case the Corporation agrees to complete and execute forthwith a declaration in the Subscription Receipt Agent’s prescribed form as to the particulars of such third party.

IN WITNESS WHEREOF the parties hereto have executed this Agreement under their respective corporate seals and the hands of their proper officers in that behalf.

OBSIDIAN ENERGY LTD.

Per:	(signed) “Stephen Loukas”
Authorized Signatory

RAYMOND JAMES LTD.

Per:	(signed) “Dion Degrand”
Authorized Signatory

STIFEL NICOLAUS CANADA INC.

Per:	(signed) “Nathan Trainor”
Authorized Signatory

TSX TRUST COMPANY

Per:	(signed) “Susanne Tasche”
Authorized Signatory

Per:	(signed) “Nazim Nathoo”
Authorized Signatory

SCHEDULE “A”

FORM OF SUBSCRIPTION RECEIPTS

(See attached)

SCHEDULE “B”

IRREVOCABLE DIRECTION

TO:	TSX TRUST COMPANY

DATE:      __________________, 2021

This Irrevocable Transfer Agent Direction is being provided pursuant to section 3.1 of the Subscription Receipt Agreement (the “Agreement”) dated November 18, 2021 among Obsidian Energy Ltd. (the “Corporation”), TSX Trust Company (the “Subscription Receipt Agent”) and Raymond James Ltd. and Stifel Nicolaus Canada Inc. (together, the ”Agents”). Capitalized terms used in the Agreement have the same meaning herein as therein, unless otherwise defined.

The Subscription Receipt Agent is hereby irrevocably directed and authorized, in its capacity as registrar and transfer agent of the Common Shares and in its capacity as Subscription Receipt Agent under the Agreement:

(a)	to release the Released Amount as set forth in Exhibit A hereto;

(b)

to release to Raymond James on behalf of the Agents, the Balance of the Agents’ Fee plus Earned Interest thereon, being the amount of $[•] in accordance with the wire details set out in Exhibit B hereto; and

(c)

to issue on behalf of the Corporation, 5,880,681 fully paid and non-assessable Common Shares to the person or persons to whom such Common Shares are to be issued pursuant to the terms of the Agreement and in accordance with the following:

(i)

[•] Common Shares shall be registered, issued and electronically deposited into the CDS Clearing and Depositary Services Inc. as non-certified inventory bearing CUSIP/ISIN number 674482112/CA6744821126 in the name:

CDS & Co.,

100 Adelaide Street West,

Toronto, Ontario M5H 1S3

(ii)

[•] Common Shares shall be registered, issued and delivered in definitive form to the former holders of Subscription Receipts represented by certificates as further detailed in Exhibit C, in accordance with the terms of the Agreement and such certificates, and such Common Shares shall bear the following legend:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING THESE SECURITIES, AGREES FOR THE BENEFIT OF OBSIDIAN ENERGY LTD. (THE “CORPORATION”) THAT THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) IN ACCORDANCE WITH (1) RULE 144A UNDER THE SECURITIES ACT, IF AVAILABLE, OR (2) RULE 144 UNDER THE SECURITIES ACT, IF AVAILABLE, AND IN EACH CASE IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C)(2) OR (D) ABOVE, A LEGAL OPINION OR OTHER EVIDENCE, IN EITHER CASE REASONABLY SATISFACTORY TO THE CORPORATION, MUST FIRST BE PROVIDED. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON CANADIAN STOCK EXCHANGES.”

[Remainder of page intentionally blank]

DATED effective as of the date first written above.

RAYMOND JAMES LTD.		OBSIDIAN ENERGY LTD.

Per:		Per:
	Authorized Signatory		Authorized Signatory

STIFEL NICOLAUS CANADA INC.

Per:
Authorized Signatory

Exhibit A

Exhibit B

Exhibit C

SCHEDULE “C”

NOTICE

TO:	TSX TRUST COMPANY

This Notice is being provided pursuant to section 3.1 of the Subscription Receipt Agreement (the “Agreement”) dated November 18, 2021 among Obsidian Energy Ltd. (the ”Corporation”), TSX Trust Company (the “Subscription Receipt Agent”) and Raymond James Ltd. and Stifel Nicolaus Canada Inc. (together, the ”Agents”). Capitalized terms used in the Agreement have the same meaning herein as therein, unless otherwise defined.

The Subscription Receipt Agent and the Agents are hereby notified by the Corporation that the Escrow Release Conditions have been satisfied.

DATED at Calgary, Alberta, this _____ day of __________________, 2021.

OBSIDIAN ENERGY LTD.

Per:
Authorized Signatory

ACKNOWLEDGED AND AGREED TO this _______ day of _________________, 2021 by:

RAYMOND JAMES LTD.

Per:
Authorized Signatory

STIFEL NICOLAUS CANADA INC.

Per:
Authorized Signatory

SCHEDULE “D”

Approved Banks

Bank	Relevant S&P Issuer Credit Rating (as at November 18, 2021)
ANZ Banking Group	AA-
Bank of America NA	A+
Bank of Montreal	A+
The Bank of Nova Scotia	A+
Bank of Scotland	A+
Bank of Tokyo-Mitsubishi UFJ	A
BNP Paribas	A+
Canadian Imperial Bank of Commerce	A+
Citibank NA	A+
HSBC Bank of Canada	A+
National Australia Bank Limited	AA-
National Bank of Canada	A
Royal Bank of Canada	AA-
Societe Generale (Canada Branch)	A
The Toronto-Dominion Bank	AA-